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File No. 82-34735

December 22, 2003


SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH. D.C. 187 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosures

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

NY:821268.1

File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

22 December 2003
No. 20/03



RECEIVED
DEC 29 2003
187

ASSA ABLOY's acquisition of Nemef and Corbin from Black & Decker is approved and will be completed

ASSA ABLOY has received regulatory approval to acquire Nemef BV in the Netherlands and Corbin Srl in Italy from Black & Decker as in line with the agreement signed in March 2003. The acquisition is expected to be completed 5 January 2004.

The acquisition strengthens the Group's position in the Netherlands and Italy, and includes the well known brand names Nemef and Corbin.

Nemef in Apeldoorn, Netherlands produces and sells a full range of locks including cylinders. Corbin in Bologna, Italy manufactures cylinders and sells padlocks and locks. Nemef was founded in the beginning of the century, and is one of Europe's leading manufacturer of lock cases. Corbin was set up in the sixties, then as a part of Corbin Russwin in the USA, a company acquired by ASSA ABLOY in 2000.

The acquisition price amounts to EUR 66 M and will create goodwill amounting to approximately EUR 40 M. The acquisition will be EPS positive from 2004.

ASSA ABLOY and Black & Decker have decided to withdraw the notification of the DOM acquisition to the German Competition Authority. Discussions are ongoing between ASSA ABLOY and Black & Decker to find a favorable solution for all parties.

Further information can be obtained from

Bo Dankis, President and CEO, tel: +468 506 485 42
Göran Jansson, Chief Financial Officer, tel: +46 8 506 485 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.

File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

22 December, 2003
no. 19/03


SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH, DC 187 SECTION

New appointments to ASSA ABLOY's Executive Team

Göran Jansson new deputy CEO of the ASSA ABLOY Group

Göran Jansson takes up a new position as deputy CEO of the ASSA ABLOY Group as of January 1, 2004. Göran Jansson who joined the Group as CFO in 1997 has been instrumental in developing ASSA ABLOY's strategy. Having successfully launched the new business segment Global Technologies in 2003 he will now put further efforts in Group common issues, including the coordination of Group common technology development processes under the "Leverage and Growth" program alongside with his CFO function.

Thanasis Molokotos appointed new Head of ASSA ABLOY Americas

Thanasis Molokotos has been appointed head of ASSA ABLOY Americas as of January 1, 2004. He succeeds Clas Thelin who after ten years with ASSA ABLOY returns to Securitas AB and a newly created position as President of Securitas Cash Handling Services division as well as President and CEO of Loomis Fargo & Co (the US part of Securitas Cash Handling Services).

Thanasis Molokotos has been with ASSA ABLOY since 1996. He is at present Head of the Architectural Hardware Group which represents 40% of ASSA ABLOY Americas. The Architectural Hardware Group has developed very impressively under Thanasis Molokotos leadership and several of the companies in this sub-group counts among the best in ASSA ABLOY.

"With his long and distinguished background in ASSA ABLOY, Thanasis Molokotos is the obvious leader for ASSA ABLOY Americas," says Bo Dankis. "I also want to thank Clas Thelin for his contribution to the success of the American organization and wish him all the best in his new function."

Joe Grillo takes over as responsible for Global Technologies from Göran Jansson

Joe Grillo takes over as responsible for Global Technologies from Göran Jansson as of 1 January 2004. Joe Grillo, who joined ASSA ABLOY in 2001, is presently President and CEO of the Identification Technology Group (ITG), world leader in proximity card technology. Under his leadership the ITG has substantially grown in size and performance from its US base, recently through a number of acquisitions in Europe.

Åke Sund promoted to Executive Vice President ASSA ABLOY

Åke Sund has been promoted to Executive Vice President of ASSA ABLOY as of 1 January 2004. Åke Sund, who has been with the Group since its formation in 1994, will maintain his

responsibility of Market and Business Development with special emphasis of Global Brands and Retail development.

Following the new appointments ASSA ABLOY's Executive Team consists of:

Bo Dankis, President and CEO
Göran Jansson, deputy CEO, Chief Financial Officer
Thanasis Molokotos, Executive Vice President, Americas
Joe Grillo, Executive Vice President, Global Technologies
Hans Johansson, Executive Vice President, EMEA
Geoff Norcott, Executive Vice President, Asia Pacific
Åke Sund, Executive Vice President, Market and business development.

Further information can be obtained from

Bo Dankis, President and CEO, tel: +46 8 506 485 42
Göran Jansson, Executive Vice President and CFO, tel: +46 8 506 485 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.